NOTICE DOCUMENT
RETIREMENT ADVANTAGE VARIABLE ANNUITY
Issued by
AUGUSTAR® LIFE INSURANCE COMPANY
through
AUGUSTAR VARIABLE ACCOUNT D
May 1, 2026
This Notice Document summarizes certain key features of Retirement Advantage, a group, flexible premium variable annuity contract. The contract is issued by AuguStar Life Insurance Company. The Notice Document also provides a summary of contract features that have changed since April 30, 2025.
You can find other information about the Retirement Advantage contract online at augustarfinancial.com/variableproducts. You can also obtain this information at no cost by calling 877.777.1112 or by sending an email request to gpcontracts@augustarfinancial.com.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.
Form V-4827-UN

Glossary
Contract Value – Contract Value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in a Fixed Accumulation Account.
Fixed Accumulation Account – A subset of our general account that guarantees a fixed return for a specified period of time and guarantees the principal against loss.
Fund – A mutual fund in which subaccount assets may be invested. See Appendix A.
AuguStar Life – AuguStar Life Insurance Company, the depositor of the contract.
Subaccount – A subdivision of VAD. The assets of each subaccount are invested in a corresponding available Fund.
Surrender – To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge or other charges.
Valuation Period – The period of time from one determination of variable subaccount unit and annuity unit values to their next determination. A valuation period usually ends at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. The valuation period may end sooner to correspond to earlier closing of the New York Stock Exchange. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.
VAD – AuguStar Variable Account D, a separate account of AuguStar Life consisting of assets segregated from AuguStar Life’s general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account’s underlying Funds.
We, Us, Our – We, us and our refer to AuguStar Life.
You – You means the owner(s) of the contract or the last surviving owner’s estate if all owners are deceased.
Form V-4827-UN

Summary of Contract Features That Have Changed
The information in this Notice Document is a summary of certain contract features that have changed since April 30, 2025. This may not reflect all of the changes that have occurred since you entered into your contract.
Fee Changes
The following shows the minimum and maximum total operating expenses deducted from the assets of the Funds
(before any fee waiver or expense reimbursement):
Annual Fee	Minimum	Maximum
Investment options (Fund fees and expenses)	0.35%	3.38%
Fund Changes
On May 1, 2026, TOPS® Managed Risk Growth ETF Portfolio and TOPS® Managed Risk Moderate Growth ETF Portfolio were renamed to TOPS® Managed Risk Moderately Aggressive ETF Portfolio and TOPS® Managed Risk Moderate ETF Portfolio, respectively.
On October 10, 2025, the following fund substitutions took place.
•Lazard Retirement US Small Cap Equity Select Portfolio, Royce Small-Cap Portfolio, and Royce Micro-Cap Portfolio were replaced by AVIP AB Small Cap Portfolio.
•Allspring VT Discovery SMID Cap Growth Fund (Class 2) and Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio were replaced with AVIP AB Mid Cap Core Portfolio.
•Goldman Sachs U.S. Equity Insights Fund was replaced with AVIP S&P 500® Index Portfolio.
•Fidelity® VIP Growth Portfolio was replaced with AVIP Fidelity Institutional AM® Equity Growth Portfolio.
•Goldman Sachs Trend Driven Allocation Fund and Lazard Retirement Global Dynamic Multi-Asset Portfolio were replaced with AVIP Constellation Dynamic Risk Balanced Portfolio.
On October 10, 2025, AVIP Constellation Managed Risk Moderate Growth Portfolio was added as an investment option.
On October 17, 2025, the following fund substitutions took place.
•Fidelity® VIP Target Volatility Portfolio and AB VPS Global Risk Allocation-Moderate Portfolio was replaced with AVIP Constellation Managed Risk Moderate Growth Portfolio.
Effective December 5, 2025, the following fund changes took place.
•AVIP Federated Core Plus Bond Portfolio was renamed to AVIP Core Plus Bond Portfolio. Federated Investment Management Company was removed as subadviser.
•AVIP Federated High Income Bond Portfolio was renamed to AVIP High Income Bond Portfolio. Federated Investment Management Company was removed as subadviser.
•Macquarie VIP Asset Strategy Series was renamed to Nomura VIP Asset Strategy Series. Securian Asset Management, Inc. was removed as subadviser and replaced with Macquarie Investment Management Austria Kapitalanlage AG.
•Macquarie VIP Natural Resources Series was renamed to Nomura VIP Natural Resources Series. Securian Asset Management, Inc. was removed as subadviser and replaced with Van Eck Associates Corporation and Macquarie Investment Management Global Limited.
•Macquarie VIP Science and Technology Series was renamed to Nomura VIP Science and Technology Series. Securian Asset Management, Inc. was removed as subadviser and replaced with Macquarie Investment Management Global Limited.
Form V-4827-UN

Important Information You Should Consider About the Contract
FEES AND EXPENSES
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you withdraw money from your contract within 7 years following your last purchase payment, you will be assessed a surrender charge. The maximum surrender charge is 7% of the value withdrawn, during the first year, declining down to 0% over the 7 years. For example, if you make an early withdrawal within the first year, you could pay a withdrawal charge of up to
$7,000 on a $100,000 withdrawal. During each contract year, you may withdraw not more than
10% of the Contract Value (as of the day of the first withdrawal made during that contract year)
without a surrender charge. No charge for withdrawals for plan payments.

Are There Transaction Charges?
Yes. In addition to surrender charges, you may also be charged for other transactions, such as when you transfer Contract Value between investment options , or for special requests (such as wire transfers or overnight mail).

Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	1.35%[1]	1.35%[1]
	2. Investment options (Fund fees and expenses)	0.35%[2]	3.19%[2]
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	N/A	N/A

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	LOWEST ANNUAL COST ESTIMATE: $1,506	HIGHEST ANNUAL COST ESTIMATE: $3,573

Assumes:
●Investment of $100,000
●5% annual appreciation
●Least expensive combination of contract
classes and Fund fees and expenses
●No optional benefits
●No sales charges
●No additional purchase payments,
transfers or withdrawals

Assumes:
●Investment of $100,000
●5% annual appreciation
●Most expensive combination of contract
classes, optional benefits, and Fund fees
and expenses
●No sales charges
●No additional purchase payments, transfers
or withdrawals

Form V-4827-UN

RISKS
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this contract.
Is this a Short-Term Investment?
No. This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
Surrender charges apply for 7 years following your last purchase payment. They will reduce the value of your contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the contract is more beneficial to investors with a long time horizon.

What Are the Risks Associated with the Investment Options?
An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.
Each investment option (including the Fixed Accumulation Account) has its own unique risks.
You should review the prospectuses for the available Funds before making an investment decision.

What Are the Risks Related to the Insurance Company?
Any obligations (including under the Fixed Accumulation Account), guarantees, and benefits of the contract are subject to the claims-paying ability of AuguStar Life. More information about
AuguStar Life, including our financial strength ratings, is available upon request by calling us at
877.777.1112.

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. We reserve the right to charge $5 for each transfer when you transfer money between subaccounts.
We reserve the right to limit transfers in circumstances of frequent or large transfers.
We reserve the right to remove, close or substitute Funds as investment options that are available under the contract.

Are There any Restrictions on Contract Benefits?	N/A
TAXES
What Are the Contract’s Tax Implications?
Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this contract.
If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
Earnings on your contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
Although the contracts are no longer offered for new sales, firms and their registered representatives that sold the contracts may still be paid for those sales. Your investment professional may receive compensation for having sold this contract to you in the form of commissions, service fees, additional cash benefits (e.g. bonuses), and non-cash compensation.
Accordingly, investment professionals may have had a financial incentive to offer or recommend this contract over another investment.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.

Form V-4827-UN

1
As a percentage of average Contract Value in the separate account.
2
As a percentage of average Fund net assets.
Form V-4827-UN

Appendix A - Funds Available Under the Contract
Variable Options. The following is a list of Funds available under the contract, which is subject to change, as discussed in the prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Funds. You can find the prospectuses and other information about the Funds online at augustarfinancial.com/variableproducts. You can also request this information at no cost by calling 877.777.1112 or by sending an email request to gpcontracts@augustarfinancial.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Equity	Allspring VT Opportunity Fund (Class 2)† Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.00%*	6.71%	8.94%	11.85%
Equity	AVIP AB Mid Cap Core Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.92%	6.42%	4.97%	9.99%
Equity	AVIP AB Small Cap Portfolio (Class I)(1) Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.86%	4.89%	1.53%	8.67%
Equity	AVIP BlackRock Advantage International Equity Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.88%	33.04%	10.56%	8.33%
Equity	AVIP BlackRock Advantage Large Cap Core Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.70%	20.20%	14.57%	13.59%
Equity	AVIP BlackRock Advantage Large Cap Growth Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.71%	21.51%	13.88%	15.52%
Equity	AVIP BlackRock Advantage Large Cap Value Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.75%	18.44%	12.15%	9.82%
Equity	AVIP BlackRock Advantage Small Cap Growth Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.92%	14.14%	3.08%	9.71%
Allocation	AVIP BlackRock Balanced Allocation Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.57%	16.61%	10.40%	10.82%
Fixed Income	AVIP Bond Portfolio (Class I) Adviser: Constellation Investments, Inc.	0.61%	7.67%	-0.06%	3.36%
Form V-4827-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Allocation	AVIP Constellation Dynamic Risk Balanced Portfolio (Class I)(5) Adviser: Constellation Investments, Inc.	0.87%	12.44%	4.92%	8.94%
Allocation	AVIP Constellation Managed Risk Balanced Portfolio (Class I) Adviser: Constellation Investments, Inc.	0.64%	13.29%	N/A	N/A
Allocation	AVIP Constellation Managed Risk Growth Portfolio (Class I)(7) Adviser: Constellation Investments, Inc.	0.65%	15.92%	N/A	N/A
Allocation	AVIP Constellation Managed Risk Moderate Growth Portfolio (Class I)(6)(7) Adviser: Constellation Investments, Inc.	0.63%	14.75%	N/A	N/A
Fixed Income	AVIP Core Plus Bond Portfolio (Class I)(8) Adviser: Constellation Investments, Inc.	0.59%	6.60%	-0.36%	N/A
Fixed Income	AVIP High Income Bond Portfolio (Class I)(9) Adviser: Constellation Investments, Inc.	0.88%	8.31%	3.85%	5.77%
Equity	AVIP Fidelity Institutional AM® Equity Growth Portfolio (Class I)(4) Adviser: Constellation Investments, Inc. Subadviser: FIAM LLC	0.77%	15.35%	10.70%	15.69%
Equity	AVIP Intech U.S. Low Volatility Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: Intech Investment Management LLC	0.62%	12.23%	N/A	N/A
Equity	AVIP Nasdaq-100® Index Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management LLC	0.44%	20.54%	14.85%	19.20%
Equity	AVIP S&P 500® Index Portfolio (Class I)(3) Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management LLC	0.38%	17.43%	13.99%	14.37%
Equity	AVIP S&P MidCap 400® Index Portfolio (Class I) Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management LLC	0.41%	7.08%	8.57%	9.16%
Equity	BNY Mellon Appreciation Portfolio (Service Class) Adviser: BNY Mellon Investment Adviser, Inc.	1.10%	9.78%	9.08%	12.63%
Equity	CVT S&P 500® Index Portfolio‡ Adviser: Calvert Research and Management Subadviser: Ameritas Investment Partners, Inc.	0.28%*	17.50%	14.10%	14.48%
Equity	Federated Hermes Kaufmann Fund II (Service Class) Adviser: Federated Global Investment Management Corp.	1.79%*	11.26%	1.26%	9.61%
Equity	Fidelity® VIP ContrafundSM Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.79%	21.19%	15.08%	15.49%
Equity	Fidelity® VIP Equity-Income PortfolioSM (Service Class 2) Adviser: Fidelity Management & Research Company	0.71%	18.75%	12.23%	11.32%
Form V-4827-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Capital Preservation	Fidelity® VIP Government Money Market Portfolio (Service Class) Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	0.35%	4.03%	3.02%	1.95%
Equity	Fidelity® VIP Mid Cap Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.80%	11.49%	9.83%	10.31%
Equity	Fidelity® VIP Real Estate Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.85%	2.90%	3.98%	3.61%
Allocation	Franklin Allocation VIP Fund (Class 4) Adviser: Franklin Advisers, Inc. Subadviser: Templeton Global Advisors Limited, Franklin Templeton Institutional, LLC, ClearBridge Investments, LLC, Brandywine Global Investment Management, LLC, Western Asset Management Company, LLC, Western Asset Management Company Limited	0.92%*	12.53%	5.60%	7.19%
Equity	Franklin DynaTech VIP Fund (Class 2) Adviser: Franklin Advisers, Inc.	0.88%	18.13%	9.09%	14.08%
Allocation	Franklin Income VIP Fund (Class 2) Adviser: Franklin Advisers, Inc.	0.72%	12.56%	7.66%	7.30%
Equity	Franklin Templeton Foreign VIP Fund (Class 2) Adviser: Templeton Investment Counsel, LLC	1.08%*	29.19%	8.25%	5.75%
Equity	Goldman Sachs Large Cap Value Fund (Institutional Class) Adviser: Goldman Sachs Asset Management, L.P.	0.70%*	10.88%	11.27%	9.62%
Equity	Goldman Sachs Strategic Growth Fund (Institutional Class) Adviser: Goldman Sachs Asset Management, L.P.	0.71%*	17.92%	12.76%	16.43%
Allocation	Invesco V.I. Balanced-Risk Allocation Fund (Series II) Adviser: Invesco Advisers, Inc.	1.13%*	8.69%	2.27%	4.91%
Equity	Invesco V.I. EQV International Equity Fund (Series II) Adviser: Invesco Advisers, Inc.	1.15%	16.23%	3.42%	5.95%
Allocation	Janus Henderson Balanced Fund (S Class)§ Adviser: Janus Henderson Investors US LLC	1.07%	14.57%	7.99%	9.68%
Allocation	Janus Henderson Balanced Portfolio (Service Class)¶ Adviser: Janus Henderson Investors US LLC	0.87%	14.82%	8.21%	9.86%
Equity	Janus Henderson Global Research Fund (S Class)§ Adviser: Janus Henderson Investors US LLC	1.24%	20.35%	11.99%	12.44%
Equity	Janus Henderson Global Research Portfolio (Service Class)¶ Adviser: Janus Henderson Investors US LLC	1.07%	20.60%	12.23%	12.64%
Equity	Janus Henderson Overseas Fund (S Class)§ Adviser: Janus Henderson Investors US LLC	1.19%	28.29%	8.94%	8.77%
Equity	Janus Henderson Overseas Portfolio (Service Class)¶ Adviser: Janus Henderson Investors US LLC	0.96%	28.58%	9.17%	8.97%
Form V-4827-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Equity	Janus Henderson Research Fund (S Class)§ Adviser: Janus Henderson Investors US LLC	1.23%	17.96%	13.62%	15.33%
Equity	Janus Henderson Research Portfolio (Service Class)¶ Adviser: Janus Henderson Investors US LLC	1.07%	18.10%	13.83%	15.59%
Equity	Lazard Retirement Emerging Markets Equity Portfolio (Service Class) Adviser: Lazard Asset Management LLC	1.38%*	41.77%	10.76%	9.35%
Equity	Lazard Retirement International Equity Portfolio (Service Class) Adviser: Lazard Asset Management LLC	1.10%*	33.12%	7.95%	6.82%
Equity	LVIP ClearBridge Variable Dividend Strategy Portfolio (Standard Class)(13) Adviser: Lincoln Financial Investments Corporation(13) Subadviser: ClearBridge Investments, LLC	0.75%*	12.62%	11.86%	12.45%
Equity	LVIP ClearBridge Variable Large Cap Value Portfolio (Standard Class)(13) Adviser: Lincoln Financial Investments Corporation(13) Subadviser: ClearBridge Investments, LLC	0.72%*	10.20%	10.11%	10.01%
Equity	LVIP JPMorgan Mid Cap Value Fund (Standard Class)^ Adviser: Lincoln Financial Investments Corporation Subadviser: J.P. Morgan Investment Management Inc.	0.74%	4.72%	9.63%	8.77%
Equity	LVIP JPMorgan Small Cap Core Fund (Standard Class)^ Adviser: Lincoln Financial Investments Corporation Subadviser: J.P. Morgan Investment Management Inc.	0.77%	10.27%	6.40%	8.95%
Allocation	Nomura VIP Asset Strategy Series (Service Class)(10) Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Austria Kapitalanlage AG(10)	0.77%*	16.66%	7.07%	7.84%
Equity	Nomura VIP Natural Resources Series (Service Class)(11) Adviser: Delaware Management Company Subadviser: Van Eck Associates Corporation and Macquarie Investment Management Global Limited(11)	1.12%*	37.75%	15.73%	6.94%
Equity	Nomura VIP Science and Technology Series (Service Class)(12) Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited(12)	1.15%	33.36%	13.71%	17.20%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio (Service Class) Adviser: Massachusetts Financial Services Company	0.97%*	9.61%	9.74%	13.98%
Form V-4827-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Equity	MFS® Mid Cap Growth Series (Service Class) Adviser: Massachusetts Financial Services Company	1.06%*	3.40%	3.03%	11.32%
Equity	MFS® New Discovery Series (Service Class) Adviser: Massachusetts Financial Services Company	1.12%*	12.56%	-0.54%	10.46%
Allocation	MFS® Total Return Series (Service Class) Adviser: Massachusetts Financial Services Company	0.86%*	10.91%	6.16%	7.36%
Equity	Morgan Stanley VIF Growth Portfolio (Class II) Adviser: Morgan Stanley Investment Management, Inc.	0.82%*	35.38%	3.15%	17.46%
Allocation	Morningstar Aggressive Growth ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.85%	20.00%	10.55%	10.36%
Allocation	Morningstar Balanced ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.84%	14.82%	6.61%	7.25%
Allocation	Morningstar Conservative ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.83%*	8.82%	2.19%	3.49%
Allocation	Morningstar Growth ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.82%	17.91%	8.82%	9.05%
Allocation	Morningstar Income & Growth ETF Asset Allocation Portfolio (Class II) Adviser: ALPS Advisors, Inc. Subadviser: Morningstar Investment Management LLC	0.84%*	11.70%	4.43%	5.46%
Real Assets	PIMCO CommodityRealReturn® Strategy Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC	3.19%*	18.79%	10.55%	6.54%
Fixed Income	PIMCO Global Bond Opportunities Portfolio (Unhedged) (Administrative Class) Adviser: Pacific Investment Management Company LLC	1.15%	12.75%	0.15%	2.46%
Fixed Income	PIMCO Real Return Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC	1.39%	7.85%	1.21%	3.21%
Form V-4827-UN

Type/Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Fixed Income	PIMCO Short-Term Portfolio (Administrative Class) Adviser: Pacific Investment Management Company LLC	0.65%	4.67%	3.25%	2.76%
Equity	PSF PGIM Jennison Blend Portfolio (Class II)^ Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	0.86%*	18.05%	11.88%	13.50%
Equity	PSF PGIM Jennison Growth Portfolio (Class II)^ Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.00%*	13.81%	10.25%	16.15%
Allocation	TOPS® Managed Risk Balanced ETF Portfolio (Class 2) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.76%	9.03%	3.84%	4.92%
Allocation	TOPS® Managed Risk Moderately Aggressive ETF Portfolio (Class 2)(14) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.75%	11.65%	5.36%	6.13%
Allocation	TOPS® Managed Risk Moderate ETF Portfolio (Class 2)(14) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.75%	10.36%	4.74%	5.72%

*	Annual expenses reflect temporary fee reductions.
^	Available only in contracts with value allocated to this Fund as of May 1, 2023.
†	Available before May 1, 2007.
‡	Available before May 1, 2014.
§	Available before May 1, 2009.
¶	Available for contracts applied for on or after May 1, 2009.
(1)	On October 10, 2025, Lazard Retirement US Small Cap Equity Select Portfolio, Royce Small-Cap Portfolio, and Royce Micro-Cap Portfolio were replaced by AVIP AB Small Cap Portfolio.
(2)	On October 10, 2025, Allspring VT Discovery SMID Cap Growth Fund (Class 2) and Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio were replaced with AVIP AB Mid Cap Core Portfolio.
(3)	On October 10, 2025, Goldman Sachs U.S. Equity Insights Fund was replaced with AVIP S&P 500® Index Portfolio.
(4)	On October 10, 2025, Fidelity® VIP Growth Portfolio was replaced with AVIP Fidelity Institutional AM® Equity Growth Portfolio.
(5)	On October 10, 2025, Goldman Sachs Trend Driven Allocation Fund and Lazard Retirement Global Dynamic Multi-Asset Portfolio were replaced with AVIP Constellation Dynamic Risk Balanced Portfolio.
(6)	On October 17, 2025, Fidelity® VIP Target Volatility Portfolio and AB VPS Global Risk Allocation-Moderate Portfolio was replaced with AVIP Constellation Managed Risk Moderate Growth Portfolio.
(7)	On October 10, 2025, AVIP Constellation Managed Risk Moderate Growth Portfolio was added as an investment option.
(8)	On December 5, 2025, AVIP Federated Core Plus Bond Portfolio was renamed to AVIP Core Plus Bond Portfolio. Federated Investment Management Company was removed as subadviser.
(9)	On December 5, 2025, AVIP Federated High Income Bond Portfolio was renamed to AVIP High Income Bond Portfolio. Federated Investment Management Company was removed as subadviser.
(10)
On December 5, 2025, Macquarie VIP Asset Strategy Series was renamed to Nomura VIP Asset Strategy Series.
Securian Asset Management, Inc. was removed as subadviser and replaced with Macquarie Investment
Management Austria Kapitalanlage AG.

Form V-4827-UN

(11)
On December 5, 2025, Macquarie VIP Natural Resources Series was renamed to Nomura VIP Natural Resources
Series. Securian Asset Management, Inc. was removed as subadviser and replaced with Van Eck Associates
Corporation and Macquarie Investment Management Global Limited.

(12)
On December 5, 2025, Macquarie VIP Science and Technology Series was renamed to Nomura VIP Science and
Technology Series. Securian Asset Management, Inc. was removed as subadviser and replaced with Macquarie
Investment Management Global Limited.

(13)
On April 24, 2026, ClearBridge Variable Large Cap Value Portfolio and ClearBridge Variable Dividend Strategy
Portfolio were reorganized into LVIP ClearBridge Variable Large Cap Value Fund and LVIP ClearBridge Variable
Dividend Strategy Portfolio, respectively. ClearBridge Investments, LLC was the subadviser and replaced with
Lincoln Financial Investments Corporation as the adviser. Available only in contracts with value allocated to this
Fund as of April 24, 2026.

(14)
On May 1, 2026, TOPS® Managed Risk Growth ETF Portfolio and TOPS® Managed Risk Moderate Growth ETF
Portfolio were renamed to TOPS® Managed Risk Moderately Aggressive ETF Portfolio and TOPS® Managed Risk
Moderate ETF Portfolio, respectively.

Fixed Option. The following is the fixed interest option currently available under the contract. To the extent permitted by the contract, we may change the features of the fixed interest option listed below, offer new fixed interest options, and terminate existing fixed interest option. We will provide you with written notice before doing so. If applicable, depending on the optional benefits you choose, you may not be able to invest in the fixed option.
Name	Term	Guaranteed Minimum Interest Rate
Fixed Account	12 months	3.00%
Form V-4827-UN

You may request other information about this contract and make investor inquiries by calling us at 877.777.1112. Reports and other information about AuguStar Variable Account D are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Form V-4827-UN